

April 14, 2011

Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

      Re: Pro-Dex, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2010
            Filed September 28, 2010
            File No. 000-14942

Dear Mr. Hurwitz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A Controls and Procedures, page 32

1.   Please amend to disclose the conclusions of the company's principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report, and not for the quarter ended June 30, 2010, consistent with Item 307 of Regulation S-K. Please similarly amend your September 30 and December 31, 2010 Forms 10-Q to provide the correct conclusions.

Financial Statements, page 34

Report of Independent Registered Public Accounting Firm, page 34

2.   Please have your auditors revise their report and consent to include conformed signatures that are consistent with the guidance provided in Item 302 (a) of Regulation S-T.

3.   In addition, it appears that there is a typographical error in the last paragraph of the opinion. We note that it refers to each of the two years and not each of the years similar to the first paragraph. This should also be corrected in the amendment.

Consolidated Statements of Operations, page 36

4.   In future filings, including any amendments, please show the aggregate amount of goodwill impairment losses as a separate line item in the statements of operations consistent with ASC 350-20-45-2.

Note 2. Summary of Significant Accounting Policies, page 40

5.   Please tell us why your assumptions for the warranty accrual changed in 2009 resulting in decreased warranty expense of $406,000.

6.   Please tell us why you value owned land and buildings at the value of their highest and best use. Discuss how you considered ASC 360-10.

7.   Please tell us your accounting policy for research and development costs and disclose your policy in future filings.

Exhibit 31.1 and 31.2

8.   We note the following in the certifications required by Exchange Act Rule 13a-14(a):

- In paragraph 2, you added the word 'annual' before the word 'report';
- In paragraphs 3, 4, 4(a), 4(c), 4(d) 5, 5(a) and 5(b), you replace the word 'registrant' with 'small business issuer';
- In paragraph 4 you replace the word 'are' with 'am';
- In paragraph 4, you removed 'and 15d-15(f))';
- In paragraph 5(a), an 's' was added to the word 'control'.

In future filings, including any amendment, please revise each certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2010

9.   We note your disclosure that there were no *direct* changes in your internal controls over financial reporting. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to *direct* changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                                Sincerely,

                                                /s/ Martin James

                                                Martin James
                                                Senior Assistant Chief Accountant